**BRIGHTHOUSE SECURITIES, LLC**
(SEC. I.D. No. 8-69845)

**STATEMENT OF FINANCIAL CONDITION
AT DECEMBER 31, 2017
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

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**Filed in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.**

 **Deloitte.**

**Deloitte & Touche LLP**
550 South Tryon Street
Suite 2500
Charlotte, NC 28202
USA

Tel: 704 887 1500
Fax: 704 887 1570
www.deloitte.com

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Member and the Board of Managers of Brighthouse Securities, LLC

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Brighthouse Securities, LLC (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

*Deloitte & Touche LLP*

March 28, 2018

We have served as the Company's auditor since 2017.

# BRIGHTHOUSE SECURITIES, LLC

## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2017

### ASSETS

| | |
|---|---:|
| Cash and cash equivalents | $ 25,298,677 |
| Concessions receivable | 85,787,626 |
| Mutual fund fees receivable | 28,511,170 |
| Other assets | 40,249 |
| | |
| TOTAL ASSETS | $139,637,722 |

### LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---:|
| LIABILITIES: | |
| Commissions payable | $ 82,228,563 |
| Due to affiliates | 29,852,663 |
| Accrued compensation | 2,252,572 |
| | |
| Total liabilities | 114,333,798 |
| | |
| MEMBER'S EQUITY: | |
| Member's contributions | 24,800,000 |
| Retained earnings | 503,924 |
| | |
| Total member's equity | 25,303,924 |
| | |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $139,637,722 |

See notes to statement of financial condition.

# BRIGHTHOUSE SECURITIES, LLC

## NOTES TO STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2017

### 1. ORGANIZATION

Brighthouse Securities, LLC (the "Company") is single member Delaware Limited Liability Company and a wholly owned subsidiary of Brighthouse Holdings, LLC, which is a wholly owned subsidiary of Brighthouse Financial, Inc. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "1934 Act"), and is a member of the Financial Industry Regulatory Authority ("FINRA"). "Brighthouse" as used in these Notes refers to Brighthouse Financial, Inc., a Delaware Corporation, and its subsidiaries (other than the Company).

The Company is the underwriter of Brighthouse variable annuity and variable life products ("Variable Products") and enters into distribution agreements with unrelated broker-dealers in order to facilitate the sale of such products.

The Company is also the general distributor of Brighthouse Funds Trust I, and Brighthouse Funds Trust II (collectively the "Trusts"). In connection with the sale of Variable Products, the Company receives fees from the Trusts under Rule 12b-1 of the Investment Company Act of 1940. The 12b-1 fees are generated from distribution and marketing services rendered on behalf of mutual funds that participate in Variable Products as outlined in their individual participation or service agreements.

### 2. INCEPTION OF BUSINESS AND SPIN-OFF FROM METLIFE

The Company, formerly known as MetLife Associates LLC, changed its name to Brighthouse Securities, LLC effective on August 8, 2016. The Company's registration as a broker dealer was effective on November 22, 2016. Its fiscal year end is December 31$^{st}$.

Brighthouse and the Company began its collective business of offering Variable Products on March 6, 2017. Concurrent with such date, the Company became the Distributor for the Trusts and the Underwriter for Variable Products issued by Brighthouse.

Brighthouse and the Company are affiliated with MetLife, Inc. and its subsidiaries. ("MetLife"). On August 4, 2017, Brighthouse Financial Inc. was spun-off from MetLife as a separate publicly traded entity (the "Spin-Off").

### 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Basis of Presentation*** – The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported in the statement of financial condition.

*Cash and Cash Equivalents* – The Company considers all highly liquid securities and other investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents. Included in cash equivalents are U.S. Treasury and Agency securities with a fair value of $24,994,505. The remaining $304,172 is cash on deposit with a bank.

*Fair Value* – Certain assets and liabilities are measured at estimated fair value in the Company's statement of financial condition. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In most cases, the exit price and the transaction (or entry) price will be the same at initial recognition.

In determining the estimated fair value of the Company's investments, fair values are based on unadjusted quoted prices for identical investments in active markets that are readily and regularly obtainable. When such quoted prices are not available, fair values are based on quoted prices in markets that are not active, quoted prices for similar but not identical investments, or other observable inputs. If these inputs are not available, or observable inputs are not determinable, unobservable inputs and/or adjustments to observable inputs requiring management judgment are used to determine the estimated fair value of investments.

*Fair Value of Financial Instruments* – Substantially all of the Company's financial assets and liabilities are carried at fair value or amounts that approximate fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels. Level 1 inputs are unadjusted quoted prices available in active markets as of the reporting date. Level 2 inputs are either directly or indirectly observable as of the reporting date, where fair value is determined using models or other valuation methodologies. Level 3 inputs are unobservable, include situations where there is little, if any, market activity for the investment, and require significant management judgment or estimation. At December 31, 2017, securities issued by the U.S. Treasury and Agencies included in cash and cash equivalents are categorized in Level 1.

*Revenue and Expense Recognition* – Concession revenue and commission expense on Variable Product transactions are recorded on an accrual basis. Mutual fund fees are accrued based on the level of assets invested in the mutual funds.

*Income Taxes* – Prior to the Spin-Off, the Company was a disregarded entity for tax purposes and the Company recognized no income tax expense for income generated prior to the Spin-Off. Taxable income and deductions generated prior to Spin-Off was included in the consolidated federal income tax return of MetLife.

Concurrent with the Spin-Off, the Company elected to be taxed as a corporation and joined in a consolidated federal income tax group established by Brighthouse for its wholly owned subsidiaries pursuant to a tax sharing agreement with Brighthouse. As a result, the Company's taxable income and deductions after the Spin-Off are included in the Brighthouse consolidated return and any computed federal income taxes payable or receivable are due to or from Brighthouse. Brighthouse allocates income tax expenses or benefits to members of the consolidated group based on each subsidiary's contribution to consolidated taxable income or loss using the statutory rate applicable to the consolidated group.

The Company also files tax returns with various state taxing agencies, both on a stand-alone and combined basis with various Brighthouse subsidiaries. As a result, the Company's state income taxes payable or receivable are due to or from various state taxing agencies or such Brighthouse subsidiaries.

The Company recognizes deferred tax assets and liabilities based upon the difference, between the financial statement and tax basis of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to reverse if future realization of the tax benefit is more likely than not. A valuation allowance is recorded for the portion, if any, that is not likely to be realized.

On December 22, 2017, President Trump signed into law the Tax Cut and Jobs Act (the "Tax Act"). The Tax Act reduced the corporate tax rate to 21%, reduced interest expense deductibility, eliminated the corporate alternative minimum tax, and reduced the dividend received deduction. Most of the changes in the Tax Act are effective as of January 1, 2018. These changes did not have a material impact on the Company's 2017 statement of financial condition.

The Company will continue to review any conclusions reached regarding uncertain tax positions which may be subject to review and adjustment at a later date based on on-going analysis of tax laws, regulations and interpretations thereof. To the extent that the Company's assessment of the conclusions reached regarding uncertain tax position changes, such changes will be recorded in the period in which such determination is made.

### Future Adoption of New Accounting Pronouncements

The FASB issued a comprehensive new revenue recognition standard (ASU 2014-09, *Revenue from Contracts with Customers (Topic 606))*, effective for fiscal years beginning after December 15, 2017 and interim periods within those years and should be applied retrospectively. For those contracts that are impacted, the guidance will require an entity to recognize revenue upon the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled, in exchange for those goods or services. There is no impact on the Company's statement of financial condition resulting from this guidance.

## 3. RELATED PARTY TRANSACTIONS

The Company earns concessions from affiliated insurance companies for sales of certain Variable Products equal to the Company's expenses incurred related to the sales of such products. At December 31, 2017, the Company had accrued concessions receivable from affiliates of $85,787,626.

The Company receives 12b-1 fees from the Trusts whose shares serve as investment options of policyholders of both Brighthouse and MetLife insurance companies. At December 31, 2017, the Company had accrued a receivable from the Trusts of $28,511,170.

The Company pays fees to both Brighthouse and MetLife for administrative and recordkeeping services related to their respective policyholders utilizing shares of the Trusts as investment options. At December 31, 2017, accrued service fees are included in due to affiliates on the statement of financial condition.

Brighthouse provides services and support functions, including, but not limited to, payroll, legal, compliance and other general corporate services and charges the Company its allocated portion of such costs, which are presented as overhead charges from affiliates on the statement of operations. In addition, Brighthouse disburses compensation and other amounts on behalf of the Company, for which the Company reimburses Brighthouse. The Company's results of operations may not necessarily be indicative of those which would have resulted had the Company operated as an independent entity.

At December 31, 2017, in addition to the accrued service fees mentioned above, due to affiliates includes amounts due to Brighthouse for allocated support functions, amounts disbursed by Brighthouse on behalf of the Company, and income taxes payable.

## 4. REGULATORY REQUIREMENTS

As a broker-dealer, the Company is subject to the Security and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1") under the 1934 Act which requires the maintenance of minimum net capital, as defined. The Company calculates net capital under the alternative method permitted by Rule 15c3-1, which defines the Company's minimum net capital as the greater of 2% of aggregate debit balances arising from customer transactions pursuant to Rule 15c3-3 under the 1934 Act, or $250,000. At December 31, 2017, the Company had net capital of $10,185,834 which was $9,935,834 in excess of the requirement of $250,000.

The Company's broker-dealer business is limited to the distribution of annuity and insurance products of affiliated insurance companies and the related distribution of shares of the Trusts. The Company carries no customer accounts and receives no customer funds or securities. Accordingly, the Company is exempt from Rule 15c3-3 under the 1934 Act pursuant to section (k)(1) of the rule.

## 5. SUBSEQUENT EVENTS

The Company evaluated the recognition and disclosure of subsequent events through March 28, 2018, the date the December 31, 2017 statement of financial condition was issued.

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